SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 26, 2011

(Commission File No. 1-13202)

This Report on Form 6-K shall be incorporated by reference in our automatic shelf registration statement on Form F-3, as filed with the Securities and Exchange Commission on March 25, 2011 (File No. 333-173065), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

Nokia Corporation

(Name of Registrant)

Keilalahdentie 4

P.O. Box 226, FI-00045 Nokia Group, Espoo

Finland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

Enclosure:        Nokia Q1 2011 interim report excluding non-GAAP financial measures

INTERIM REPORT

For the purposes of incorporation by reference in Nokia Corporation’s registration statement on Form F-3, filed with the SEC on March 25, 2011, this Nokia Q1 2011 interim report does not contain references to non-GAAP financial measures relating to operating profit, expenses, margins and earnings per share that exclude special and other items and net sales at constant currency, but otherwise contains the same information as the Q1 2011 interim report released by Nokia on April 21, 2011.

Nokia Corporation	April 21, 2011

Nokia Q1 2011 net sales EUR 10.4 billion, EPS EUR 0.09

•                  Microsoft definitive agreement signed

•                  Shifting from developing strategy to executing strategy

	First quarter 2011 results
EUR million	Q1/2011	Q1/2010	YoY Change	Q4/2010	QoQ Change
Net sales	10 399	9 522	9%	12 651	-18%
Devices & Services	7 087	6 663	6%	8 499	-17%
NAVTEQ	232	189	23%	309	-25%
Nokia Siemens Networks	3 171	2 718	17%	3 961	-20%

Operating profit	439	488	-10%	884	-50%
Devices & Services	690	831	-17%	1 018	-32%
NAVTEQ	-62	-77		-19
Nokia Siemens Networks	-142	-226		1

Operating margin	4.2%	5.1%		7.0%
Devices & Services	9.7%	12.5%		12.0%
NAVTEQ	-26.7%	-40.7%		-6.1%
Nokia Siemens Networks	-4.5%	-8.3%		0.0%

EPS, EUR Diluted	0.09	0.09	0%	0.20	-55%

FIRST QUARTER 2011 HIGHLIGHTS

•                  Nokia net sales of EUR 10.4 billion in Q1 2011, up 9% year-on-year and down 18% sequentially.

•                  Devices & Services net sales of EUR 7.1 billion in Q1 2011, up 6% year-on-year and down 17% sequentially.

•                  Services net sales of EUR 211 million in Q1 2011, up 43% year-on-year and 5% sequentially; billings of EUR 338 million, up 48% year-on-year and down 4% sequentially.

•                  Nokia total mobile device volumes of 108.5 million units in Q1 2011, up 1% year-on-year and down 12% sequentially.

•                  Nokia converged mobile device (smartphone and mobile computer) volumes of 24.2 million units in Q1 2011, up 13% year-on-year and down 14% sequentially.

•                  Nokia mobile device ASP (including services revenue) of EUR 65 in Q1 2011, up from EUR 62 in Q1 2010 and down from EUR 69 in Q4 2010.

•                  Devices & Services gross margin of 29.1% in Q1 2011, down from 32.4% in Q1 2010 and 29.2% in Q4 2010.

•                  NAVTEQ net sales of EUR 232 million in Q1 2011, up 23% year-on-year and down 25% sequentially.

•                  Nokia Siemens Networks net sales of EUR 3.2 billion in Q1 2011, up 17% year-on-year and down 20% sequentially.

•                  Nokia operating cash flow of negative EUR 173 million and cash generated from operations of EUR 182 million in Q1 2011.

•                  Total cash and other liquid assets of EUR 11.1 billion and net cash and other liquid assets of EUR 6.4 billion at the end of Q1 2011.

•                  Nokia taxes continued to be unfavorably impacted by Nokia Siemens Networks taxes as no tax benefits are recognized for certain Nokia Siemens Networks deferred tax items. In Q1, this was partially offset by favorable profit mix both in Devices & Services and in Nokia Siemens Networks taxes.

STEPHEN ELOP, NOKIA CEO:

“In the first quarter, we shifted from defining our strategy to executing our strategy. On this front, I am pleased to report that we signed our definitive agreement with Microsoft and already our product design and engineering work is well under way.

Following a solid first quarter, we expect a more challenging second quarter. However, we are encouraged by our roadmap of mobile phones and Symbian smartphones, which we will ship through the balance of the year. We are fully focused on delivering the needed accountability, speed and results to positively drive our future financial performance.”

NOKIA OUTLOOK

•                  Nokia expects Devices & Services net sales to be between EUR 6.1 billion and EUR 6.6 billion in the second quarter 2011.

•                  Nokia targets its net sales in Devices & Services to be at approximately the same level in the third quarter 2011 as in the second quarter 2011, and targets its net sales in Devices & Services to be seasonally higher in the fourth quarter 2011, compared to the third quarter 2011.

•                  Nokia and Nokia Siemens Networks expect Nokia Siemens Networks’ net sales to be between EUR 3.2 billion and EUR 3.5 billion in the second quarter 2011.

•                  Nokia and Nokia Siemens Networks continue to target Nokia Siemens Networks net sales to grow faster than the market in 2011.

•                  All items relating to Nokia Siemens Networks exclude the impacts of the planned acquisition of Motorola Solutions’ network assets.

The outlook for Devices & Services net sales for the second quarter 2011 is based on our expectations regarding a number of factors, including:

•                  Receipt of approximately EUR 150 million of royalty income related to earlier periods;

•                  Competitive industry dynamics and our planned tactical pricing actions;

•                  Greater impact from the tragic events in Japan than we experienced in the first quarter 2011, particularly relating to component supply visibility for certain devices and other logistics disruptions related to suppliers located in Japan. We expect these factors and their negative impact on our mobile devices volumes to continue not only during the second quarter 2011 but also through the third quarter 2011, at least.

•                  Greater impact from our lack of dual-SIM devices than we experienced in the first quarter 2011; and

•                  A lower contribution from new products in the second quarter 2011 compared to the first quarter 2011 as we plan to start shipping the majority of our new products in the second half of the year.

FIRST QUARTER 2011 FINANCIAL HIGHLIGHTS

Q1 2011 special items— EUR 265 million consisting of:

•                  EUR 28 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 117 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

•                  EUR 116 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 4 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications, Novarra and Motally in Devices & Services

Q1 2010 special items — EUR 332 million (net) consisting of:

•                  EUR 125 million restructuring charge and other one-time items in Nokia Siemens Networks.

•                  EUR 29 million gain on sale of assets and a business in Devices & Services.

•                  EUR 116 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks.

•                  EUR 118 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ.

•                  EUR 2 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications in Devices & Services.

Q4 2010 special items — EUR 206 million (net) consisting of:

•                  EUR 28 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 85 million restructuring charges in Devices & Services

•                  EUR 147 million gain on sale of wireless modem business in Devices & Services

•                  EUR 116 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

•                  EUR 119 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 5 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications, Novarra and Motally in Devices & Services

Q4 2010 taxes — EUR 52 million non-cash tax benefit from reassessment of recoverability deferred tax assets in Nokia Siemens Networks

Nokia Group

Nokia’s first quarter 2011 net sales increased 9% to EUR 10.4 billion, compared with EUR 9.5 billion in the first quarter 2010, and decreased 18% compared with EUR 12.7 billion in the fourth quarter 2010.

Nokia’s first quarter 2011 operating profit was EUR 439 million, compared with an operating profit of EUR 488 million in the first quarter 2010 and an operating profit of EUR 884 million in the fourth quarter 2010. Nokia’s first quarter 2011 operating margin was 4.2%, compared with 5.1% in the first quarter 2010 and 7.0% in the fourth quarter 2010.  The year-on-year decrease in Nokia’s operating margin resulted from a decline in operating margins in Devices & Services and Nokia Siemens Networks. The sequential decrease in Nokia’s operating margin resulted from a decline in operating margins in all reportable segments.

The following chart sets out Nokia Group’s cash flow (for the periods indicated) and financial position (at the end of the periods indicated), as well as the year-on-year and sequential growth rates.

NOKIA GROUP CASH FLOW AND FINANCIAL POSITION

EUR million	Q1/2011	Q1/2010	YoY Change	Q4/2010	QoQ Change
Cash generated from operations	182	1 181	-85%	2 492	-93%
Operating cash flow(1)	-173	955		2 436
Total cash and other liquid assets	11 056	9 701	14%	12 275	-10%
Net cash and other liquid assets(2)	6 372	4 952	29%	6 996	-9%
Net debt-equity ratio (gearing)	-40%	-31%		-43%

Note 1: Net cash from operating activities.

Note 2: Total cash and other liquid assets minus interest-bearing liabilities.

Year-on-year, the decrease in operating cash flow in the first quarter 2011 was due to negative net working capital impacts offset to some extent by lower income taxes paid. Sequentially, the decrease in operating cash flow in the first quarter 2011 was due to negative net working capital impacts as well as lower underlying profitability. Additionally, on a sequential basis, operating cash flow was negatively impacted by the timing of certain customer payments and value-added tax refunds, as approximately EUR 600 million of net working capital improvements were received in the fourth quarter 2010. In addition to these factors, in the first quarter 2011 we experienced cash outflows related to foreign exchange hedging activities, both operative as well as balance sheet, and this led to year-on-year and sequential declines in operating cash flow.

Both total as well as net cash and other liquid assets in the first quarter 2011 were higher compared to the first quarter 2010 due to positive overall cash generation. Sequentially, total cash and other liquid assets decreased due to repayments of short-term borrowings as well as negative overall cash generation. On a sequential basis, net cash and other liquid assets decreased due to the depreciation of certain currencies against the Euro as well as negative overall cash generation.

The following discussion of our reportable segments reflects our operational structure through March 31, 2011. As previously reported, starting April 1, 2011 we have a new operational structure, which features two distinct business units in our Devices & Services business - Smart Devices and Mobile Phones — and we will present our financial information and segment discussion in line with the new organizational structure commencing with our Q2 2011 interim report.

Devices & Services

Net Sales. The following chart sets out our Devices & Services net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by category.

DEVICES & SERVICES NET SALES BY CATEGORY

EUR million	Q1/2011	Q1/2010	YoY Change	Q4/2010	QoQ Change
Mobile phones(1)	3 532	3 325	6%	4 092	-14%
Converged mobile devices(2)	3 555	3 338	6%	4 407	-19%
Total	7 087	6 663	6%	8 499	-17%

Note 1: Series 30 and Series 40-based devices ranging from basic mobile phones focused on voice capability to devices with a number of additional functionalities, such as Internet connectivity, including the services and accessories sold with them.

Note 2: Smartphones and mobile computers, including the services and accessories sold with them.

The following chart sets out Devices & Services net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

DEVICES & SERVICES NET SALES BY GEOGRAPHIC AREA

EUR million	Q1/2011	Q1/2010	YoY Change	Q4/2010	QoQ Change
Europe	2 082	2 186	-5%	3 088	-33%
Middle East & Africa	1 088	1 005	8%	1 177	-8%
Greater China	1 902	1 458	30%	1 682	13%
Asia-Pacific	1 317	1 363	-3%	1 603	-18%
North America	140	219	-36%	233	-40%
Latin America	558	432	29%	715	-22%
Total	7 087	6 663	6%	8 499	-17%

Year-on-year, the 6% net sales increase resulted primarily from higher ASPs. Sequentially, the 17% net sales decrease reflected lower ASPs, as well as lower device volumes in most regions.

Of our total Devices & Services net sales, services contributed EUR 211 million in the first quarter 2011, compared with EUR 148 million in the first quarter 2010 and EUR 201 million in the fourth quarter 2010. Services billings in the first quarter 2011 were EUR 338 million, compared with EUR 228 million in the first quarter 2010 and EUR 352 million in the fourth quarter 2010.

Volume and Market Share. The following chart sets out our Devices & Services volumes for the periods indicated, as well as the year-on-year and sequential growth rates, by category.

DEVICES & SERVICES MOBILE DEVICE VOLUMES BY CATEGORY

million units	Q1/2011	Q1/2010	YoY Change	Q4/2010	QoQ Change
Mobile phones(1)	84.3	86.3	-2%	95.4	-12%
Converged mobile devices(2)	24.2	21.5	13%	28.3	-14%
Total	108.5	107.8	1%	123.7	-12%

Note 1: Series 30 and Series 40-based devices ranging from basic mobile phones focused on voice capability to devices with a number of additional functionalities, such as Internet connectivity, including the services and accessories sold with them.

Note 2: Smartphones and mobile computers, including the services and accessories sold with them.

In the first quarter 2011, the overall industry mobile device volumes were 374 million units, based on Nokia’s preliminary estimate, representing an increase of 16% year-on-year and a decrease of 7% sequentially. Nokia’s preliminary estimated mobile device market share was 29% in the first quarter 2011, down from an estimated 33% in the first quarter 2010 and an estimated 31% in the fourth quarter 2010.

Of the total industry mobile device volumes, converged mobile device industry volumes in the first quarter 2011 increased to 92.3 million units, based on Nokia’s preliminary estimate, representing an increase of 68% year-on-year and 2% sequentially. Nokia’s preliminary estimated share of the converged mobile device market was 26% in the first quarter 2011, compared with an estimated 41% in the first quarter 2010 and an estimated 31% in the fourth quarter 2010.

The following chart sets out our mobile device volumes for the periods indicated, as well as the year—on-year and sequential growth rates, by geographic area.

DEVICES & SERVICES MOBILE DEVICE VOLUMES BY GEOGRAPHIC AREA

million units	Q1/2011	Q1/2010	YoY Change	Q4/2010	QoQ Change
Europe	23.4	23.9	-2%	33.5	-30%
Middle East & Africa	22.2	22.2	0%	22.2	0%
Greater China	23.9	21.1	13%	21.9	9%
Asia-Pacific	27.3	29.2	-7%	31.3	-13%
North America	1.2	2.7	-56%	2.6	-54%
Latin America	10.5	8.7	21%	12.2	-14%
Total	108.5	107.8	1%	123.7	-12%

The 1% year-on-year increase in our global mobile device volumes during the first quarter 2011 was driven primarily by an improvement in overall market conditions, offset by an intense competitive environment and tight component availability for certain products. On a sequential basis, the 12% decrease in our global mobile device volumes was primarily due to lower seasonal demand for our devices and an intense competitive environment, offset to some extent by improved component availability. We expect shortages of certain components to continue to impact our mobile device volumes at least through the second quarter and third quarters of 2011.

Average Selling Price. The following chart sets out our Devices & Services ASP for the periods indicated, as well as the year-on-year and sequential growth rates, by category.

DEVICES & SERVICES AVERAGE SELLING PRICE BY CATEGORY

EUR	Q1/2011	Q1/2010	YoY Change	Q4/2010	QoQ Change
Mobile phones(1)	42	39	9%	43	-2%
Converged mobile devices(2)	147	155	-6%	156	-6%
Total	65	62	6%	69	-5%

Note 1: Series 30 and Series 40-based devices ranging from basic mobile phones focused on voice capability to devices with a number of additional functionalities, such as Internet connectivity, including the services and accessories sold with them.

Note 2: Smartphones and mobile computers, including the services and accessories sold with them.

The year-on-year 6% increase in our ASP was primarily due to converged mobile devices representing a greater proportion of our overall mobile device sales and the appreciation of certain currencies against the Euro, offset to some extent by general price erosion. On a sequential basis, the 5% decrease in our ASP was primarily driven by general price erosion, an increased proportion of sales of lower-priced converged mobile devices, converged mobile devices representing a smaller proportion of our overall mobile device sales, and foreign exchange hedging, offset to some extent by the appreciation of certain currencies against the Euro and an increased proportion of sales of higher-priced mobile phones.

The 6% year-on-year and sequential decline in our converged mobile devices ASPs was primarily driven by general price erosion and an increase in the proportion of lower-priced converged mobile devices sales during the first quarter 2011. The 9% year-on-year increase in our mobile phones ASPs was primarily driven by an increased proportion of sales of higher-priced mobile phones, offset to some extent by general price erosion. The 2% sequential decrease in our mobile phones ASPs was primarily driven by general price erosion, offset to some extent by an increased proportion of sales of higher-priced mobile phones.

Profitability. Devices & Services gross profit decreased 4% to EUR 2.1 billion, compared with EUR 2.2 billion in the first quarter 2010, and decreased 17% compared to EUR 2.5 billion in the fourth quarter 2010. The gross margin was 29.1% in the first quarter 2011, compared with 32.4% in the first quarter 2010 and 29.2% in the fourth quarter 2010. The year-on-year gross margin decline was primarily due to the appreciation of certain currencies against the Euro, as well as the absence of a positive impact from foreign exchange hedging, which improved our gross margin in the first quarter 2010. The impact of these factors was offset to some extent by an increased proportion of sales of higher margin mobile devices in the first quarter 2011, compared with the first quarter 2010. Sequentially, the gross margin decline was primarily due to general price erosion being higher than cost erosion, offset to a large extent by the smaller negative one-quarter impact from foreign exchange hedging as well as an increased proportion of sales of higher margin mobile devices in the first quarter 2011.

Devices & Services operating profit decreased 17% to EUR 690 million, compared with EUR 831 million in the first quarter 2010, and decreased 32% compared with EUR 1 018 million in the fourth quarter 2010. The operating margin was 9.7% in the first quarter 2011, compared with 12.5% in the first quarter 2010 and 12.0% in the fourth quarter 2010. The year-on-year decrease in operating profit was driven primarily by the lower gross margin. Sequentially, the decrease in operating profit was primarily due to lower net sales, offset to some extent by lower operating expenses.

We are targeting to reduce our Devices & Services operating expenses for the full year 2013, compared to the full year 2010 Devices & Services operating expenses. This reduction is expected to come from a variety of different sources and initiatives, including a reduction in the number of employees and normal personnel attrition, a reduction in the use of outsourced professionals, reductions in facility costs, and various improvements in efficiencies. Due to the transition process, generally all current employees can stay on the payroll through the end of the year 2011, even those possibly impacted by the reductions.

NAVTEQ

Net Sales. First quarter 2011 NAVTEQ net sales increased 23% year-on-year to EUR 232 million, compared with EUR 189 million in the first quarter 2010, and decreased 25% compared to EUR 309 million in the fourth quarter 2010. The year-on-year increase in net sales was primarily driven by improved sales of map licenses to mobile device customers as well as improved vehicle sales and higher navigation uptake rates in the automotive industry offset to some extent by lower personal navigation devices (PNDs) sales. Sequentially, the decrease in net sales was primarily driven by lower seasonal sales in all business segments.

Profitability. In the first quarter 2011, NAVTEQ’s gross profit increased 22% to EUR 195 million, compared with EUR 160 million in the first quarter 2010, and decreased 28% compared with EUR 271 million in the fourth quarter 2010. NAVTEQ’s gross margin decreased to 84.1%, compared to 84.7% in the first quarter 2010, and a gross margin of 87.7% in the fourth quarter 2010. Sequentially, the gross margin decline was due to a higher proportion of sales to lower-margin automotive and wireless customers in the first quarter 2011.

In the first quarter 2011, NAVTEQ’s operating loss was EUR 62 million, compared with a EUR 77 million loss in the first quarter 2010 and a EUR 19 million loss in the fourth quarter 2010. The operating margin was -26.7% in the first quarter 2011, compared with -40.7% in the first quarter 2010 and -6.1% in the fourth quarter 2010. The year-on-year increase in NAVTEQ’s operating margin was primarily due to higher net sales, offset to some extent by higher operating expenses. Sequentially, the decrease in NAVTEQ’s operating margin was primarily driven by lower net sales and gross margin, offset to some extent by lower operating expenses.

Nokia Siemens Networks

Net Sales. The following chart sets out Nokia Siemens Networks net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	Q1/2011	Q1/2010	YoY Change	Q4/2010	QoQ Change
Europe	1 001	1 065	-6%	1 357	-26%
Middle East & Africa	307	297	3%	423	-27%
Greater China	322	275	17%	508	-37%
Asia-Pacific	988	632	56%	978	1%
North America	169	153	10%	226	-25%
Latin America	384	296	30%	469	-18%
Total	3 171	2 718	17%	3 961	-20%

The year-on-year 17% increase in net sales was primarily driven by growth in both the product and services businesses in most regions. The sequential 20% decrease in net sales was primarily driven by a seasonally weaker infrastructure market in the first quarter 2011. Of total Nokia Siemens Networks net sales, services contributed EUR 1.6 billion in the first quarter 2011, compared to EUR 1.3 billion in the first quarter 2010 and EUR 1.8 billion in the fourth quarter 2010.

Profitability. Nokia Siemens Networks gross profit increased 8% to EUR 847 million compared with EUR 782 million in the first quarter 2010, and decreased 19% compared with EUR 1 042 million in the fourth quarter 2010.  The gross margin was 26.7% in the first quarter 2011, compared with 28.8% in the first quarter 2010 and 26.3% in the fourth quarter 2010. The lower year-on-year gross margin in the first quarter 2011 was primarily due to a continued intense pricing environment in the infrastructure market, particularly in relation to network infrastructure modernization projects. The higher sequential gross margin in the first quarter 2011 was primarily due to improved efficiency in project execution and a more favorable regional mix, somewhat offset by seasonally weaker net sales.

Nokia Siemens Networks first quarter 2011 operating loss was EUR 142 million, compared with an operating loss of EUR 226 million in the first quarter 2010 and a operating profit of EUR 1 million in the fourth quarter 2010. The operating margin was -4.5% in the first quarter 2011, compared with -8.3% in the first quarter 2010 and 0.0% in the fourth quarter 2010. The year-on-year decline in Nokia Siemens Networks operating profit was primarily due to the lower gross margin, which was offset to some extent by higher net sales. The sequential decrease in Nokia Siemens Networks operating profit was primarily due to lower net sales, offset to some extent by lower operating expenses in the first quarter 2011.

Q1 2011 OPERATING HIGHLIGHTS

Nokia/Devices & Services

•                  On February 11, 2011, we announced a new strategy, including changes to our leadership and operational structure designed to accelerate our speed of execution in an intensely competitive mobile products market. The main elements of our new strategy are as follows.

•                  Smartphones: We are forming a broad strategic partnership with Microsoft to combine our respective complementary assets and expertise with the ambition to build a new global mobile ecosystem for smartphones. Under our strategic agreement with Microsoft, the signing of which was announced on April 21, 2011, we plan to adopt, and license from Microsoft, Windows Phone as our primary smartphone platform. We expect the transition to Windows Phone as our primary smartphone platform to take about two years. During the transition, we will continue to leverage our investment in our Symbian platform for the benefit of Nokia, our customers and consumers, as well as developers.

•                  Mobile phones: In mobile phones, we are renewing our strategy to focus on capturing volume and value growth by leveraging our innovation and strength in developing growth markets to connect the next billion people to their first Internet and application experience. Nokia recognizes that there is a significant opportunity to bring people everywhere affordable mobile products that enable simple and efficient web browsing, as well as give access to maps and other applications and innovations.

•                  Next-generation disruptive technologies: Under our new strategy, MeeGo becomes an open-source, mobile operating system project. MeeGo will place increased emphasis on longer-term market exploration of next-generation devices, platforms and user experiences.

•                  Nokia’s new strategy is supported by changes in Nokia’s leadership, operational structure and approach to focus on speed, accountability and results.

•                  Effective February 11, 2011, the Nokia Leadership Team replaced the Group Executive Board and consists of the following members: Stephen Elop (Chief Executive Officer), Esko Aho (Corporate Relations and Responsibility), Juha Akras (Human Resources), Jerri DeVard (Chief Marketing Officer), Colin Giles (Sales), Richard Green (Chief Technology Officer), Jo Harlow (Smart Devices), Timo Ihamuotila (Chief Financial Officer), Mary McDowell (Mobile Phones), Kai Oistamo (Chief Development Officer), Tero Ojanpera (Services & Developer Experience, acting), Louise Pentland (Chief Legal Officer) and Niklas Savander (Markets).

•                  The first quarter 2011 was the last under our old operational structure. As of April 1, 2011, Nokia has a new operational structure, which features two distinct business units in Devices & Services business: Smart Devices and Mobile Phones. They are focusing on Nokia’s key business areas: smartphones and mass-market mobile phones. Each unit has profit-and-loss responsibility and end-to-end accountability for the full consumer experience.

•                  Nokia announced the Nokia X1-00, an affordable Series 30-based, music-centric mobile phone equipped with a memory card slot and offering up to 61 days standby time on a single charge. Shipments started during April 2011.

•                  Nokia announced the Nokia Astound, a sleek stainless-steel design featuring an 8-megapixel camera with dual-LED flash and 720p HD video capture, a 3.5-inch capacitive touch AMOLED display and free turn-by-turn navigation. The Nokia Astound became available exclusively from T-Mobile USA in early April, 2011.

•                  Nokia started shipments of the Nokia E7, a business smartphone equipped with a full keyboard and 4 inch touchscreen display featuring Nokia ClearBlack technology for improved outdoor visibility.

•                  Since the end of the quarter, Nokia has announced the Nokia E6 and the Nokia X7, two new smartphones aimed at business people and entertainment enthusiasts respectively. The two devices are the first Nokia smartphones shipping with Symbian Anna, the latest version of the Symbian software featuring new icons and usability enhancements such as improved text input, a faster browser and refreshed Ovi Maps.

•                  Nokia continued to develop its Ovi services. Highlights for the quarter included:

•                  Store continued to see increased downloads of applications and content. In early April 2011 the Store reached up to 5 million downloads a day, compared with more than 4 million a day reported in January 2011, boosted by downloads on the latest Symbian devices. Increased demand for apps from the approximate 200-million-strong Symbian consumer base has seen the Ovi Store catalog grow to more than 40 000 apps, with about 1 000 added per week. This momentum has resulted in 158 developers from 41 countries now each surpassing the one million download milestone for their apps. Nokia’s new monetization opportunities for developers are tailored for local markets and include integrated operator billing with 112 operators in 36 markets, more than 25 times more operator billing integrations than Nokia’s nearest competitor.

•                  Maps continued to scale, driven by the release of a new version of Maps during February 2011 and the increasing number of Nokia smartphones in the market enabled for free navigation. In particular, owners of Nokia smartphones with the new Symbian software — the Nokia N8, Nokia C6-01, Nokia C7 and Nokia E7 - are spending more time navigating online. Online usage of Maps was highest among our consumers in China, India and Russia.

•                  Nokia announced plans to establish a new manufacturing site near Hanoi in northern Vietnam. Nokia plans an initial investment of approximately EUR 200 million, with further sizeable investments thereafter. The site would further expand Nokia’s manufacturing network, which currently consists of ten major facilities in nine countries.

NAVTEQ

•                  NAVTEQ announced an expansion of the NAVTEQ LocationPoint Advertising network with new publishers worldwide including Appello, Co-Pilot Live, NAVIGON, Ndrive, Poynt, RIM, Samsung and Telmap.

•                  NAVTEQ launched real-time traffic for United Arab Emirates, bringing the scope of the company’s NAVTEQ Traffic offering to 23 countries on 5 continents.

•                  NAVTEQ announced its selection by Nissan to provide specialized location content, such as electric charging stations, for the company’s 100% electric Nissan Leaf.

•                  NAVTEQ announced that Hyundai chose NAVTEQ’s Advanced Driver Assistance System (ADAS) content for its new navigation platform allowing it to provide a “green” routing option in addition to the traditional shortest and fastest routes.

•                  NAVTEQ launched NAVTEQ Destination Maps, which enable orientation, routing and guidance in interior spaces.

•                  NAVTEQ extended its relationship with Panasonic, powering their newest line of LINUX series digital cameras which uses POI data from the NAVTEQ map allowing users to geotag photos and images

•                  NAVTEQ announced its selection to power the first line-fit navigation system in India with the Tata Aria.

Nokia Siemens Networks

•                  Nokia Siemens Networks announced that a new purchase price of USD 975 million has been agreed for the sale of Motorola Solutions’ network assets to Nokia Siemens Networks. All necessary regulatory approvals have been received, including unconditional approval from the Ministry of Commerce in China, and Nokia Siemens Networks aims to close the transaction on April 29, 2011.

•                  Nokia Siemens Networks launched Liquid Radio at CTIA in US, a unique radio access architecture, involving the deployment of Active Antennae, which enables a more economic use of network resources through sharing and redistributing capacity based on user demand. It is supported by the new Single RAN Advanced, Smart WLAN as well as LTE-Advanced carrier aggregation.

•                  In mobile broadband, Nokia Siemens Networks announced LTE-technology partnership with Telefónica O2 Germany as well as agreements to provide an LTE radio network and services to SK Telecom in Korea, 7 000 LTE base stations to Telecom Italia and an LTE solution to Mosaic Telecom in US.

•                  Nokia Siemens Networks was the first to demonstrate easy upgrade to 400G optical transport and one of the first telecommunications equipment vendors to participate in the large-scale TD-LTE trial with China Mobile.

•                  In services, Nokia Siemens Networks announced the expansion of its Global Network Solutions Center in Chennai, India, increasing the number of subscribers it supports ten-fold. Additionally, Nokia Siemens Networks won a combined network and energy management deal with Vodafone Tanzania and renewed its contract with Protelindo in Indonesia.

•                  In the customer experience management field, Nokia Siemens Networks won deals with Zain Kuwait for subscriber data management, with Telenor Hungary for automated mobile device setting and with Vodafone Malta for bill shock prevention.

•                  Nokia Siemens Networks presented several new cloud-based solutions including an application development platform provided to Indosat in Indonesia and a communication platform to Cubio in Finland.

For more information on the operating highlights mentioned above, please refer to related press announcements at the following links: www.nokia.com/press, www.navteq.com/about/press.html, www.nokiasiemensnetworks.com/press

NOKIA IN THE FIRST QUARTER 2011

(Comparisons are given to the first quarter 2010 results, unless otherwise indicated.)

Nokia’s net sales increased 9% to EUR 10 399 million (EUR 9 522 million). Net sales of Devices & Services increased 6% to EUR 7 087 million (EUR 6 663 million). Net sales of NAVTEQ increased 23% to EUR 232 million (EUR 189 million). Net sales of Nokia Siemens Networks increased 17% to EUR 3 171 million (EUR 2 718 million).

Nokia’s operating profit decreased 10% to EUR 439 million (operating profit of EUR 488 million), representing an operating margin of 4.2% (5.1%). Operating profit in Devices & Services decreased 17% to EUR 690 million (EUR 831 million), representing an operating margin of 9.7% (12.5%). Operating loss in NAVTEQ was EUR 62 million (operating loss of EUR 77 million), representing an operating margin of -26.7% (-40.7%). Operating loss in Nokia Siemens Networks was EUR 142 million (operating loss EUR 226 million), representing an operating margin of -4.5% (-8.3%). Group Common Functions expense totaled EUR 16 million (EUR 20 million).

In the period from January to March 2011, net financial expense was EUR 32 million (EUR 73 million). Profit before tax was EUR 403 million (EUR 411 million). Profit was EUR 231 million (EUR 175 million), based on a profit of EUR 344 million (EUR 349 million) attributable to equity holders of the parent and a loss of EUR 113 million (loss of EUR 174 million) attributable to non-controlling interests. Earnings per share was EUR 0.09 (basic) and EUR 0.09 (diluted), compared with EUR 0.09 (basic) and EUR 0.09 (diluted) in the first quarter of 2010.

PERSONNEL

The average number of employees during the period from January to March 2011 was 131 717, of which the average number of employees at NAVTEQ and Nokia Siemens Networks was 5 603 and 66 281 respectively. At March 31, 2011, Nokia employed a total of 130 951 people (125 859 people at March 31, 2010), of which 5 642 were employed by NAVTEQ (4 692 people at March 31, 2010) and 66 229 were employed by Nokia Siemens Networks (64 319 people at March 31, 2010).

SHARES

The total number of Nokia shares at March 31, 2011 was 3 744 956 052. At March 31, 2011, Nokia and its subsidiary companies owned 34 927 077 Nokia shares, representing approximately 0.9 % of the total number of Nokia shares and the total voting rights.

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

	1-3/2011	1-3/2010

Net sales	10 399	9 522
Cost of sales	-7 325	-6 444

Gross profit	3 074	3 078
Research and development expenses	-1 468	-1 433
Selling and marketing expenses	-926	-934
Administrative and general expenses	-264	-260
Other income	47	103
Other expenses	-24	-66

Operating profit	439	488
Share of results of associated companies	-4	-4
Financial income and expenses	-32	-73

Profit before tax	403	411
Tax	-172	-236

Profit	231	175

Profit attributable to equity holders of the parent	344	349
Loss attributable to non-controlling interests	-113	-174
	231	175

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.09	0.09
Diluted	0.09	0.09

Average number of shares (1 000 shares)
Basic	3 709 500	3 708 477
Diluted	3 713 911	3 712 425

Depreciation and amortization, total	415	437

Share-based compensation expense, total	6	6

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

	1-3/2011	Y-o-Y change, %	1-3/2010	1-12/2010

Europe	3 158	-5	3 311	14 652
Middle-East & Africa	1 401	7	1 307	5 518
Greater China	2 220	28	1 735	7 620
Asia-Pacific	2 308	15	2 002	8 946
North America	367	-16	437	1 953
Latin America	945	29	730	3 757

Total	10 399	9	9 522	42 446

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	31.03.11	Y-o-Y change, %	31.03.10	31.12.10

Europe	53 727	-5	56 844	54 556
Middle-East & Africa	4 794	4	4 599	4 681
Greater China	21 054	23	17 134	21 050
Asia-Pacific	28 819	14	25 323	29 310
North America	7 825	-2	7 951	8 084
Latin America	14 732	5	14 008	14 746

Total	130 951	4	125 859	132 427

DEVICES & SERVICES, EUR million

(unaudited)

	1-3/2011	1-3/2010

Net sales (1)	7 087	6 663
Cost of sales	-5 024	-4 507

Gross profit	2 063	2 156
% of net sales	29.1	32.4

Research and development expenses (2)	-749	-724
% of net sales	10.6	10.9

Selling and marketing expenses	-538	-547
% of net sales	7.6	8.2

Administrative and general expenses	-101	-92
% of net sales	1.4	1.4

Other income and expenses (3)	15	38

Operating profit	690	831
% of net sales	9.7	12.5

(1) Include deferred revenue related to acquisitions of EUR 1 million in Q1/11.

(2) Include amortization of acquired intangible assets of EUR 3 million in Q1/11 and EUR 2 million in Q1/10.

(3) Include gain on sale of assets and business EUR 29 million in Q1/10.

NAVTEQ, EUR million

(unaudited)

	1-3/2011	1-3/2010

Net sales	232	189
Cost of sales	-37	-29

Gross profit	195	160
% of net sales	84.1	84.7

Research and development expenses (1)	-182	-165
% of net sales	78.4	87.3

Selling and marketing expenses (2)	-60	-57
% of net sales	25.9	30.2

Administrative and general expenses	-16	-15
% of net sales	6.9	7.9

Other income and expenses	1	—

Operating profit	-62	-77
% of net sales	-26.7	-40.7

(1) Include amortization of acquired intangibles of EUR 87 million in Q1/11 and EUR 88 million in Q1/10.

(2) Include amortization of acquired intangibles of EUR 29 million in Q1/11 and EUR 30 million in Q1/10.

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	1-3/2011	1-3/2010

Net sales	3 171	2 718
Cost of sales (1)	-2 324	-1 936

Gross profit	847	782
% of net sales	26.7	28.8

Research and development expenses (2)	-537	-544
% of net sales	16.9	20.0

Selling and marketing expenses (3)	-327	-329
% of net sales	10.3	12.1

Administrative and general expenses (4)	-126	-142
% of net sales	4.0	5.2

Other income and expenses	1	7

Operating profit	-142	-226
% of net sales	-4.5	-8.3

(1) Include restructuring charges of EUR 7 million in Q1/11 and EUR 71 million in Q1/10.

(2) Include restructuring charges of EUR 7 million and amortization of acquired intangibles of EUR 45 million in Q1/11. Restructuring charges of EUR 18 million and amortization of acquired intangibles of EUR 45 million in Q1/10.

(3) Include restructuring charges of EUR 4 million and amortization of acquired intangibles of EUR 72 million in Q1/11. Restructuring charges of EUR 8 million and amortization of acquired intangibles of EUR 71 million in Q1/10.

(4) Include restructuring charges of EUR 10 million in Q1/11 and EUR 28 million in Q1/10.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	1-3/2011	1-3/2010

Net sales	—	—
Cost of sales	—	—

Gross profit	—	—

Research and development expenses	—	—

Selling and marketing expenses	-1	-1

Administrative and general expenses	-21	-11

Other income and expenses	6	-8

Operating profit	-16	-20

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

NOKIA GROUP

	1-3/2011	1-3/2010

Net sales (1)	10 399	9 522
Cost of sales (2)	-7 325	-6 444

Gross profit	3 074	3 078
% of net sales	29.6	32.3

Research and development expenses (3)	-1 468	-1 433
% of net sales	14.1	15.0

Selling and marketing expenses (4)	-926	-934
% of net sales	8.9	9.8

Administrative and general expenses (5)	-264	-260
% of net sales	2.5	2.7

Other income and expenses (6)	23	37

Operating profit	439	488
% of net sales	4.2	5.1

Share of results of associated companies	-4	-4
Financial income and expenses	-32	-73

Profit before tax	403	411
Tax	-172	-236

Profit	231	175

Profit attributable to equity holders of the parent	344	349
Profit attributable to non-controlling interests	-113	-174
	231	175

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.09	0.09
Diluted	0.09	0.09

Average number of shares (1 000 shares)
Basic	3 709 500	3 708 477
Diluted	3 713 911	3 712 425

Depreciation and amortization, total	415	437

Share-based compensation expense, total	6	6

(1) Include deferred revenue related to acquisitions of EUR 1 million in Q1/11.

(2) Include restructuring charges of EUR 7 million in Q1/11 and EUR 71 million in Q1/10.

(3) Include amortization of acquired intangible assets of EUR 135 million and restructuring charges of EUR 7 million in Q1/11. Include amortization of acquired intangible assets of EUR 135 million and restructuring charges of EUR 18 million in Q1/10.

(4) Include restructuring charges of EUR 4 million and amortization of acquired intangible assets of EUR 101 million in Q1/11. Include restructuring charges of EUR 8 million and amortization of acquired intangible assets of EUR 101 million in Q1/10.

(5) Include restructuring charges of EUR 10 million in Q1/11 and EUR 28 million in Q1/10.

(6) Include gain on sale of assets and business EUR 29 million in Q1/10.

CONSOLIDATED INCOME STATEMENTS, IFRS, EUR million

(unaudited)

	1-3/2011	1-3/2010	1-12/2010

Net sales	10 399	9 522	42 446
Cost of sales	-7 325	-6 444	-29 629

Gross profit	3 074	3 078	12 817
Research and development expenses	-1 468	-1 433	-5 863
Selling and marketing expenses	-926	-934	-3 877
Administrative and general expenses	-264	-260	-1 115
Other income	47	103	476
Other expenses	-24	-66	-368

Operating profit	439	488	2 070
Share of results of associated companies	-4	-4	1
Financial income and expenses	-32	-73	-285

Profit before tax	403	411	1 786
Tax	-172	-236	-443

Profit	231	175	1 343

Profit attributable to equity holders of the parent	344	349	1 850
Loss attributable to non-controlling interests	-113	-174	-507

	231	175	1 343

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.09	0.09	0.50
Diluted	0.09	0.09	0.50

Average number of shares (1 000 shares)
Basic	3 709 500	3 708 477	3 708 816
Diluted	3 713 911	3 712 425	3 713 250

Depreciation and amortization, total	415	437	1 771

Share-based compensation expense, total	6	6	48

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME, IFRS, EUR million

	1-3/2011	1-3/2010	1-12/2010

Profit	231	175	1 343

Other comprehensive income/expense
Translation differences	-791	901	1 302
Net investment hedge gains/losses	262	-229	-389
Cash flow hedges	35	-233	-141
Available-for-sale investments	-12	16	9
Other increase/decrease, net	-3	-51	45
Income tax related to components of other
comprehensive income/expense	-52	102	126

Other comprehensive income/expense, net of tax	-561	506	952

Total comprehensive income/expense	-330	681	2 295

Total comprehensive income/expense attributable to
equity holders of the parent	-207	875	2 776
non-controlling interests	-123	-194	-481
	-330	681	2 295

NET SALES BY REPORTABLE SEGMENT, EUR million

(unaudited)

	1-3/2011	1-3/2010	1-12/2010

Devices & Services	7 087	6 663	29 134
NAVTEQ	232	189	1 002
Nokia Siemens Networks	3 171	2 718	12 661
Inter-segment eliminations	-91	-48	-351
Nokia Group	10 399	9 522	42 446

OPERATING PROFIT BY REPORTABLE SEGMENT, EUR million

(unaudited)

	1-3/2011	1-3/2010	1-12/2010

Devices & Services	690	831	3 299
NAVTEQ	-62	-77	-225
Nokia Siemens Networks	-142	-226	-686
Group common functions	-16	-20	-114
Eliminations (1)	-31	-20	-204
Nokia Group	439	488	2 070

(1) Elimination of profits recognized in NAVTEQ that are deferred in Devices & Services related to Ovi Maps service sold in combination with Nokia’s GPS-enabled smartphones.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION, IFRS, EUR million (unaudited)

	31.03.2011	31.03.2010	31.12.2010
ASSETS
Non-current assets
Capitalized development costs	29	114	40
Goodwill	5 408	5 524	5 723
Other intangible assets	1 612	2 635	1 928
Property, plant and equipment	1 850	1 888	1 954
Investments in associated companies	126	122	136
Available-for-sale investments	581	611	533
Deferred tax assets	1 608	1 453	1 596
Long-term loans receivable	63	66	64
Other non-current assets	1	6	4
	11 278	12 419	11 978
Current assets
Inventories	2 311	2 020	2 523
Accounts receivable	6 891	7 562	7 570
Prepaid expenses and accrued income	4 090	4 666	4 360
Current portion of long-term loans receivable	32	17	39
Other financial assets	489	102	378
Investments at fair value through profit and loss, liquid assets	1 125	599	911
Available-for-sale investments, liquid assets	2 366	2 938	3 772
Available-for-sale investments, cash equivalents	5 730	4 612	5 641
Bank and cash	1 835	1 552	1 951
	24 869	24 068	27 145
Total assets	36 147	36 487	39 123

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	307	277	312
Treasury shares	-646	-670	-663
Translation differences	268	574	825
Fair value and other reserves	11	-55	3
Reserve for invested non-restricted equity	3 150	3 164	3 161
Retained earnings	10 842	10 430	10 500
	14 178	13 966	14 384
Non-controlling interests	1 724	1 943	1 847
Total equity	15 902	15 909	16 231

Non-current liabilities
Long-term interest-bearing liabilities	4 107	4 065	4 242
Deferred tax liabilities	945	1 256	1 022
Other long-term liabilities	76	71	88
	5 128	5 392	5 352
Current liabilities
Current portion of long-term loans	120	22	116
Short-term borrowing	457	662	921
Other financial liabilities	186	395	447
Accounts payable	5 062	4 790	6 101
Accrued expenses and other liabilities	6 896	6 561	7 365
Provisions	2 396	2 756	2 590
	15 117	15 186	17 540
Total shareholders’ equity and liabilities	36 147	36 487	39 123
Interest-bearing liabilities	4 684	4 749	5 279
Shareholders’ equity per share, EUR	3.82	3.77	3.88
Number of shares (1 000 shares) (1)	3 710 029	3 708 800	3 709 130

(1) Shares owned by Group companies are excluded.

CONSOLIDATED STATEMENTS OF CASH FLOWS, IFRS, EUR million

	1-3/2011	1-3/2010	1-12/2010
Cash flow from operating activities
Profit attributable to equity holders of the parent	344	349	1 850
Adjustments, total	513	543	2 112
Change in net working capital	-675	289	2 349
Cash generated from operations	182	1 181	6 311
Interest received	46	21	110
Interest paid	-69	-43	-235
Other financial income and expenses, net	-132	104	-507
Income taxes paid	-200	-308	-905
Net cash used in/from operating activities	-173	955	4 774

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-118	—	-110
Purchase of current available-for-sale investments, liquid assets	-832	-2 122	-8 573
Purchase of investments at fair value through profit and loss, liquid assets	-530	—	-646
Purchase of non-current available-for-sale investments	-32	-51	-124
Purchase of shares in associated companies	—	-26	-33
Proceeds from (+) / payment of (-) other long-term loans receivable	—	—	2
Proceeds from (+) / payment of (-) short-term loans receivable	—	-1	-2
Capital expenditures	-113	-114	-679
Proceeds from disposal of shares in Group companies, net of disposed cash		—	-21
Proceeds from disposal of shares in associated companies	—	—	5
Proceeds from disposal of businesses	—	—	141
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	2 180	1 559	7 181
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	281	—	333
Proceeds from sale of non-current available-for-sale investments	24	8	83
Proceeds from sale of fixed assets	8	3	21
Dividends received	—	—	1
Net cash from/used in investing activities	868	-744	-2 421

Cash flow from financing activities
Purchase of treasury shares	—	—	1
Proceeds from long-term borrowings	—	—	482
Repayment of long-term borrowings	-3	-1	-6
Proceeds from (+) / payment of (-) short-term borrowings	-436	-111	131
Dividends paid	-20	—	-1 519
Net cash used in financing activities	-459	-112	-911

Foreign exchange adjustment	-263	139	224
Net increase (+) / decrease (-) in cash and cash equivalents	-27	238	1 666
Cash and cash equivalents at beginning of period	7 592	5 926	5 926
Cash and cash equivalents at end of period	7 565	6 164	7 592

NB: The figures in the consolidated statements of cash flows cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before non- controlling interest	Non- controlling interest	Total equity
Balance at December 31, 2009	246	279	-681	-127	69	3 170	10 132	13 088	1 661	14 749
Translation differences				871				871	30	901
Net investment hedge losses, net of tax				-170				-170		-170
Cash flow hedges, net of tax					-137			-137	-50	-187
Available-for-sale investments, net of tax					13			13		13
Other decrease, net							-51	-51		-51
Profit							349	349	-174	175
Total comprehensive income	—	—	—	701	-124	—	298	875	-194	681
Stock options exercised related to acquisitions		-1						-1		-1
Share-based compensation		6						6		6
Excess tax benefit on share-based compensation		1						1		1
Settlement of performance shares		-8	10			-6		-4		-4
Reissuance of treasury shares			1					1		1
Conversion of debt to equity									500	500
Dividend								—	-24	-24
Total of other equity movements	—	-2	11	—	—	-6	—	3	476	479
Balance at March 31, 2010	246	277	-670	574	-55	3 164	10 430	13 966	1 943	15 909

Balance at December 31, 2010	246	312	-663	825	3	3 161	10 500	14 384	1 847	16 231
Translation differences				-751				-751	-33	-784
Net investment hedge gains, net of tax				194				194		194
Cash flow hedges, net of tax					19			19	24	43
Available-for-sale investments, net of tax					-11			-11		-11
Other decrease, net							-2	-2	-1	-3
Profit							344	344	-113	231
Total comprehensive income	—	—	—	-557	8	—	342	-207	-123	-330
Share-based compensation		6						6		6
Excess tax benefit on share-based compensation		-2						-2		-2
Settlement of performance and restricted shares		-9	17			-11		-3		-3
Total of other equity movements	—	-5	17	—	—	-11	—	1	—	1
Balance at March 31, 2011	246	307	-646	268	11	3 150	10 842	14 178	1 724	15 902

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP
	31.03.2011	31.03.2010	31.12.2010

Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	4	13	5

Contingent liabilities on behalf of Group companies
Guarantees for loans	––	––	––
Other guarantees	1 204	1 374	1 262

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	––	––	––
Other guarantees	16	8	17

Leasing obligations	1 056	1 190	1 069

Financing commitments
Customer finance commitments	78	93	85
Venture fund commitments	191	293	238

1 EUR = 1.418 USD

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). The same accounting policies and methods of computation are followed in the interim financial statements as were followed in the consolidated financial statements of Nokia for 2010.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our strategic partnership with Microsoft to combine complementary assets and expertise to form a global mobile ecosystem and to adopt Windows Phone as our primary smartphone platform; B) the timing and expected benefits of our new strategy, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our ability to succeed in creating a competitive smartphone platform for high-quality differentiated winning smartphones or in creating new sources of revenue through our partnership with Microsoft; 2) the expected timing of the planned transition to Windows Phone as our primary smartphone platform and the introduction of mobile products based on that platform; 3) our ability to maintain the viability of our current Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 4) our ability to realize a return on our investment in MeeGo and next generation devices, platforms and user experiences; 5) our ability to build a competitive and profitable global ecosystem of sufficient scale, attractiveness and value to all participants and to bring winning smartphones to the market in a timely manner; 6) our ability to produce mobile phones in a timely and cost efficient manner with differentiated hardware, localized services and applications; 7) our ability to increase our speed of innovation, product development and execution to bring new competitive smartphones and mobile phones to the market in a timely manner; 8) our ability to retain, motivate, develop and recruit appropriately skilled employees; 9) our ability to implement our strategies, particularly our new mobile product strategy; 10) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 11) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our new strategy or other factors; 12) our success in collaboration and partnering arrangements with third parties, including Microsoft; 13) the success, financial condition and performance of our suppliers, collaboration partners and customers; 14) our ability to source sufficient quantities of fully functional quality components, subassemblies and software on a timely basis without interruption and on favorable terms, including the disruption of production and/or deliveries from any of our suppliers as a result of adverse conditions in the geographic areas where they are located; 15) our ability to manage efficiently our manufacturing, service creation, delivery and logistics without interruption; 16) our ability to ensure the timely delivery of sufficient volumes of products that meet our and our customers’ and consumers’ requirements and manage our inventory and timely adapt our supply to meet changing demands for our products; 17) any actual or even alleged defects or other quality, safety and security issues in our products; 18) any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected or made available to us or stored in or through our products; 19) our ability to successfully manage costs, including our ability to achieve targeted costs reductions and to effectively and timely execute related restructuring measures, including personnel reductions; 20) our ability to effectively and smoothly implement the new operational structure for our devices and services business effective April 1, 2011; 21) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 25) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 26) any disruption to information technology systems and networks that our operations rely on; 27) unfavorable outcome of litigations; 28) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 29) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 30) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 31) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 32) whether Nokia Siemens Networks’ acquisition of the majority of Motorola’s wireless network infrastructure assets will be completed in a timely manner, or at all, and, if completed, whether Nokia Siemens Networks is able to successfully integrate the acquired business, cross-sell its existing products and services to customers of the acquired business and realize the expected synergies and benefits of the planned acquisition; 33) Nokia Siemens Networks’ ability to timely introduce new products, services, upgrades and technologies; 34) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 35) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 36) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 37) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG may involve and affect the carrier-related assets and employees transferred by Siemens AG to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under  Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki — April 21, 2011

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Investor Relations Europe, tel. +358 7180 34927

Investor Relations US, tel. +1 914 368 0555

•                  Nokia plans to publish its second quarter 2011 results on July 21, 2011.

•                  Nokia’s Annual General Meeting will be held on May 3, 2011.

www.nokia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOKIA CORPORATION

Date: April 26, 2011	By:	/s/ KAARINA STÅHLBERG
	Name:	Kaarina Ståhlberg
	Title:	Vice President, Assistant General Counsel